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                                                   =============================
                                                          SEC FILE NUMBER

                                                              0-23426
                                                   =============================
                                                           CUSIP NUMBER

                                                             76026W109
                                                   =============================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    Commission File Number 0-23426
                                                           ---------------------

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K  [_]Form 10-Q
             [_] Form N-SAR  [_]Form N-CSR

             For period ended: December 31, 2002
                               -------------------------------------------------

             [ ] Transition Report on Form 10-K and Form 10-KSB

             [ ] Transition Report on Form 20-F

             [ ] Transition Report on Form 11-K

             [ ] Transition Report on Form 10-Q and Form 10-QSB

             [ ] Transition Report on Form N-SAR

             For the transition period ended:
                                             -----------------------------------

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              Read Attached Instruction Before Preparing Form. Please Print
     or Type.
================================================================================

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

              If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                                   -------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Reptron Electronics, Inc.
                        --------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------
Address of principal executive office 13700 Reptron Boulevard
(Street and number)                   ------------------------------------------
City, state and zip code Tampa, Florida 33626
                         -------------------------------------------------------

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                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant's annual report on Form 10-K for the year ended December 31, 2002 could not be filed within the prescribed period because the audit of the financial statements and the annual report on Form 10-K of the Registrant for the year ended December 31, 2002 could not be completed without unreasonable effort and expense due to the unexpected and significant demands placed upon Registrant by its secured working capital lender and certain of the holders of its 6 3/4% Convertible Subordinated Notes resulting from Registrant's default under its working capital loan and the Notes.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          Paul J. Plante              813                    854-2351
              (Name)              (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [_] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Reptron Electronics, Inc.


                           Reptron Electronics, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

                Has caused this notification to be signed on its
              behalf by the undersigned hereunto duly authorized.

                                       2

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         Date March 31, 2003         By /s/ Paul J. Plante
              ----------------------    ---------------------------------------
                                        Paul J. Plante,
                                        President, Chief Operating Officer and
                                        Principal Accounting Officer


         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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                 Intentional misstatements or omissions of fact
          constitute federal criminal violations (see 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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